UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BabyUniverse, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
056332109
(CUSIP Number)
John C. Textor
c/o BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, Florida 33477
(561) 277-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	056332109	Page	1	of	9	Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John C. Textor

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

Not Applicable

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		2,070,525 (1) (2)

Each	9	Sole Dispositive Power
Reporting
Person		2,070,525 (1)

With:	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,070,525 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

30.5%

14	Type of Reporting Person

IN
(1) Consists of 253,601 shares owned directly by Mr. Textor, 28,460 shares owned by Wyndcrest BabyUniverse Holdings, LLC, 579,458 shares owned by Wyndcrest BabyUniverse Holdings II, LLC, and 1,209,006 shares owned by Wyndcrest BabyUniverse Holdings III, LLC. Mr. Textor holds sole investment and, except as described in Footnote 2 below, voting power over the shares held by the Wyndcrest entities.
(2) Other than as affected by the Voting Agreement described in the Schedule 13D amended hereby (the “Schedule 13D”), the Reporting Person has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	2	of	9	Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wyndcrest BabyUniverse Holdings, LLC

2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

Not Applicable

6	Citizenship or Place of Organization

Florida

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		28,460 (1)

Each	9	Sole Dispositive Power
Reporting
Person		28,460

With:	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

28,460

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0.4%

14	Type of Reporting Person

00
(1) Other than as affected by the Voting Agreement described in the Schedule 13D, the Reporting Person, through John C. Textor, has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	3	of	9	Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wyndcrest BabyUniverse Holdings II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

Not Applicable

6	Citizenship or Place of Organization

Florida

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		579,458 (1)

Each	9	Sole Dispositive Power
Reporting
Person		579,458

With:	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

579,458

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

8.5%

14	Type of Reporting Person

00
(1)  Other than as affected by the Voting Agreement described in the Schedule 13D, the Reporting Person, through John C. Textor, has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	4	of	9	Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wyndcrest BabyUniverse Holdings III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

Not Applicable

6	Citizenship or Place of Organization

Florida

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,209,0006 (1)

Each	9	Sole Dispositive Power
Reporting
Person		1,209,006

With:	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,209,006

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

17.8%

14	Type of Reporting Person

00
(1)  Other than as affected by the Voting Agreement described in the Schedule 13D, the Reporting Person, through John C. Textor, has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	5	of	9	Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan Teaford

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

Not Applicable

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		78,028 (1)

Each	9	Sole Dispositive Power
Reporting
Person		78,028

With:	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

78,028

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

1.1%

14	Type of Reporting Person

IN
(1)  Other than as affected by the Voting Agreement described in the Schedule 13D, the Reporting Person has sole voting power with respect to such shares.

CUSIP No.	056332109	Page	6	of	9	Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stuart Goffman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (See Item 3)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

Not Applicable

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		362,933 (1)

Shares	8	Shared Voting Power
Beneficially
Owned by		5,000 (1) (2)

Each	9	Sole Dispositive Power
Reporting
Person		367,933

With:	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

367,933 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

5.4%

14	Type of Reporting Person

IN
(1)  362,933 of the shares owned by Mr. Goffman are not covered by the Voting Agreement described in the Schedule 13D. Mr. Goffman may vote such 362,933 shares at his discretion.
(2)  Other than as affected by the Voting Agreement described in the Schedule 13D, the Reporting Person has sole voting power with respect to these 5,000 shares.

CUSIP No.	056332109	Page	7	of	9	Pages
Item 1. Security and Issuer
     This Amendment No. 1 (this “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on March 23, 2007, with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the common stock, par value $.001 per share (the “Common Stock”), of BabyUniverse, Inc., a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The respective percentages of shares of Common Stock reported in this First Amendment as owned by the Reporting Persons are based upon 6,790,905 shares of Common Stock outstanding as of September 5, 2007, which is the total number of shares of Common Stock outstanding on that date as reported in the Company’s Registration Statement on Form S-4/A filed with the Commission on September 7, 2007. The holdings of the Reporting Persons reported herein are as of the close of business on September 12, 2007. Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     The description contained herein supplements Item 3 in the Schedule 13D and should be read in connection therewith.
     On September 12, 2007, the Merger Agreement was amended (“Amendment No. 1 to the Merger Agreement”) to extend, from September 13, 2007 to October 19, 2007, the date after which, if the Merger has then not been consummated, either the Company or eToys Direct, Inc. may terminate the Merger Agreement (unless the failure of the Merger to have been consummated is primarily attributable to the breach of the party so seeking to terminate the Merger Agreement). The Amendment No. 1 to the Merger Agreement is included as Exhibit H hereto and is incorporated herein by reference. The description of the Merger Agreement and Amendment No. 1 to the Merger Agreement contained herein is qualified in its entirely by reference to, respectively, Exhibits B and H hereto.
Item 5. Interest in Securities of the Issuer
     The description contained herein supplements Item 5 in the Schedule 13D and should be read in connection therewith.
     As a result of the Company’s issuance of additional shares of Common Stock since the date that the Schedule 13D was filed, the Reporting Persons’ respective percentage holdings of Common Stock have changed, as reflected in the cover pages of this First Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The description contained herein supplements Item 6 in the Schedule 13D and should be read in connection therewith.
     The information set forth under Item 3 of this First Amendment and in Exhibit H attached hereto is incorporated herein by reference.
     As of September 5, 2007, Lydian Private Bank (the “Bank”) agreed to assign and transfer the Company Loan, and all of its rights, title and interest in and to the underlying loan agreement and the other documents and instruments executed in connection therewith (collectively, the “Loan Documents”) to Lydian Trust Company, the Bank’s parent company (“Lydian Trust”). As of the same date, Lydian Trust and the Company entered into a Subscription and Loan Satisfaction Agreement (the “Subscription and Loan Satisfaction Agreement”), pursuant to which the Loan Documents were amended to provide that the Company’s payment to Lydian Trust of $1,100,000 in cash and the Company’s issuance to Lydian Trust of an aggregate of 145,985 shares of Common Stock, in each case upon the closing of the Merger, will be deemed payment in full of the Company Loan. In addition, WBUH II and WBUH III have agreed to provide price protection to Lydian Trust in the event that it does not receive specified average net proceeds from the sale of such shares, in the amount of the shortfall. The description of the terms of the Subscription and Loan Satisfaction Agreement contained herein is qualified in its entirety by reference to Exhibit I hereto, which is incorporated herein by reference.

CUSIP No.	056332109	Page	8	of	9	Pages
Item 7. Material to Be Filed as Exhibits

Exhibit	Name
Exhibit A*	Joint Filing Agreement, dated March 23, 2007, by and among the Reporting Persons.

Exhibit B*	Agreement and Plan of Merger, dated as of March 13, 2007, by and among BabyUniverse, Inc., Baby Acquisition Sub, Inc., and eToys Direct, Inc.

Exhibit C*	Voting Agreement, dated as of March 13, 2007, by and among eToys Direct, Inc. and the individuals and parties listed on Schedule A thereto.

Exhibit D	Loan Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006 (incorporated by reference to Exhibit B to the Schedule 13D filed by John C. Textor, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC on February 14, 2007).

Exhibit E	Security and Pledge Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006 (incorporated by reference to Exhibit D to the Schedule 13D filed by John C. Textor, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC on February 14, 2007).

Exhibit F	Security and Pledge Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of December 29, 2006 (incorporated by reference to Exhibit E to the Schedule 13D filed by John C. Textor, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC on February 14, 2007).

Exhibit G	Registration Rights Agreement among BabyUniverse, Inc., Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by BabyUniverse, Inc. on September 28, 2006).

Exhibit H	First Amendment to Agreement and Plan of Merger, dated as of September 12, 2007, by and among BabyUniverse, Inc., Baby Acquisition Sub, Inc., and eToys Direct, Inc.

Exhibit I	Subscription and Loan Satisfaction Agreement, dated as of September 5, 2007, by and between BabyUniverse, Inc. and Lydian Trust Company (incorporated by reference to Exhibit 99.10 to the Registration Statement on Form S-4/A (File No. 333-143765) filed by BabyUniverse, Inc. on September 7, 2007).

*	Previously filed as an exhibit to the Schedule 13D filed with the Commission on March 23, 2007

CUSIP No.	056332109	Page	9	of	9	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007
/s/ John C. Textor

JOHN C. TEXTOR

/s/ Jonathan Teaford

JONATHAN TEAFORD

/s/ Stuart Goffman

STUART GOFFMAN

WYNDCREST BABYUNIVERSE HOLDINGS, LLC
By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS II, LLC
By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS III, LLC
By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

EXHIBIT H
FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER
     This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of September 12, 2007 by and among BabyUniverse, Inc., a Florida corporation (“Parent”), Baby Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and eToys Direct, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Amendment which are not herein defined shall have the same meanings ascribed to them in the Agreement (as defined infra).
     WHEREAS, the undersigned are parties to that certain Agreement and Plan of Merger, dated as of March 13, 2007 (the “Agreement”), pursuant to which, inter alia, each outstanding share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company, and other than Dissenting Shares, will, upon the terms and subject to the conditions set forth in the Agreement, be converted into the right to receive shares of Parent Common Stock; and
     WHEREAS, the terms of this Amendment have been approved or authorized by the respective Boards of Directors of each of Parent, Merger Sub and the Company.
     NOW, THEREFORE, in consideration of the premises and the covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:
     1. Extension of Termination Date. Section 9.1(b) of the Agreement shall be amended, effective as of the date hereof, by being replaced in its entirety with the following:
     “(b) By either the Company or Parent if the Effective Time shall not have occurred on or before October 19, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such breach, action or failure to perform constitutes a breach of this Agreement;”.
     2. Headings; Counterparts. Section headings used herein are for convenience of reference only, are not part of this Amendment and shall not affect the construction of or be taken into consideration in interpreting this Amendment. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and may be delivered by facsimile.
     3. Governing Law; Jurisdiction. This Amendment shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware. The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Amendment, and consent to the jurisdiction of, the courts of the State of Delaware.
     4. Continued Effectiveness. It is the express intention of the parties hereto to ratify and reaffirm the terms and conditions of the Agreement, as amended pursuant to the terms of this Amendment. Except as expressly amended hereby, the Agreement shall remain unmodified and in full force and effect. In the event of any inconsistency between the provisions of the Agreement and the provisions of this Amendment, the provisions of this Amendment shall prevail.
(signature page follows)

2

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Agreement and Plan of Merger to be executed by their duly authorized representatives as of the day and year first above written.

BabyUniverse, Inc.
By:
	Name:	John C. Textor
	Title:	Chief Executive Officer

Baby Acquisition Sub, Inc.
By:
	Name:	John C. Textor
	Title:	President

eToys Direct, Inc.
By:
	Name:	Michael J. Wagner
	Title:	Chief Executive Officer

     The undersigned joins as a party to the foregoing First Amendment to Agreement and Plan of Merger for the limited purposes provided in Article X of the Agreement.

D. E. SHAW COMPOSITE SIDE POCKET SERIES 1, L.L.C., as initial Shareholder Representative of the Former Company Stockholders
By:
Name:
Title:

3

     Each of the undersigned joins as a party to the foregoing First Amendment to Agreement and Plan of Merger for the limited purposes provided in the first two sentences of Section 7.11 of the Agreement.

By:
MICHAEL J. WAGNER

D. E. SHAW COMPOSITE SIDE POCKET SERIES 1, L.L.C.
By:
Name:
Title:

4